SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 21, 2014

THIS MATERIAL FACT HAS BEEN FILED WITH THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (NATIONAL SECURITIES MARKET COMMISSION) IN ORDER TO COMPLY WITH SPANISH REGULATIONS APPLYING TO THE EXCHANGE OFFERS BEING CONDUCTED BY BANCO SANTANDER, S.A.

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) announces that the Spanish Comisión Nacional del Mercado de Valores (National Securities Market Commission) has resolved, pursuant to Royal Decree 1310/2005 of 4 November, that the enclosed document is equivalent to the informative prospectus required in accordance with that Royal Decree in relation to the issuance and admission to trading on the Madrid, Barcelona, Valencia, and Bilbao Stock Exchanges through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) of the shares of Banco Santander to be issued under the capital increases relating to the offers launched by Banco Santander to acquire the securities representing the share capital of Banco Santander (Brasil) S.A. not already held by Grupo Santander.

Boadilla del Monte (Madrid), 21 October 2014

DOCUMENT DEEMED EQUIVALENT TO AN

INFORMATIVE PROSPECTUS

relating to the

CAPITAL INCREASE BY IN-KIND CONTRIBUTIONS OF ORDINARY

SHARES, PREFERRED SHARES,

UNITS AND ADSs OF SANTANDER BRASIL

THROUGH THE ISSUE OF ORDINARY SHARES OF

BANCO SANTANDER, S.A.

October 17, 2014

THE SPANISH VERSION OF THIS DOCUMENT HAS BEEN CONSIDERED BY THE NATIONAL SECURITIES MARKET COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES), FOR THE PURPOSES OF ARTICLES 26.1.C) AND 41.1.B) OF ROYAL DECREE 1310/2005, AS EQUIVALENT TO AN INFORMATIVE PROSPECTUS. IN THE EVENT OF A DISCREPANCY, THE SPANISH VERSION PREVAILS.

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THIS DOCUMENT IS A TRANSLATION OF AN ORIGINAL TEXT IN SPANISH. IN CASE OF ANY DISCREPANCY BETWEEN BOTH TEXTS, THE SPANISH VERSION WILL PREVAIL.

1. LIABLE PERSONS

1.1. Identification of the liable persons

Francisco Javier Illescas Fernández-Bermejo, in the name and on behalf of BANCO SANTANDER, S.A., a Spanish credit entity with registered office in Paseo de Pereda, numbers 9 to 12, 39004 Santander, with tax identification number A-39000013; and registered with the Commercial Registry of Cantabria under sheet 286 folio 64 book 5 on Companies, first entry, and with the Banks and Bankers Register of the Bank of Spain under number 0049 (the “Bank” or “Banco Santander”), in his capacity as Deputy General Director and by virtue of the delegation of powers granted in his favor by the Board of Directors of the Company at the meeting held on April 28, 2014, assumes full responsibility for the information contained in this document equivalent to an informative prospectus (the “Equivalent Document”).

1.2. Liability statement

Francisco Javier Illescas Fernández-Bermejo, in the name and on behalf of Santander, as liable person for this Equivalent Document, declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Equivalent Document is, to his knowledge, correct from a factual perspective and that there is no omission that could affect its content.

2. CONTENT OF THE EQUIVALENT DOCUMENT

2.1. Precedents

On April 29, 2014, Banco Santander announced by means of a material fact sent to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (the “CNMV”) that the board of directors of Banco Santander approved the launching of a public offer for all of the securities representing the share capital of Banco Santander (Brasil) S.A. (“Santander Brasil”) not already held by Grupo Santander offering as consideration ordinary shares of Banco Santander (the “Offer” or the “Transaction”).

The share capital of Santander Brasil is represented by ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them consisting of an ordinary share and a preferred share) and ADSs (American Depositary Shares each representing a unit) (jointly, the “Santander Brasil Shares”). The holders of Santander Brasil Shares that accept the Offer will receive 0.3576 ordinary shares of Banco Santander for every ordinary or preferred share of Santander Brasil and, therefore, 0.7152 ordinary shares of Banco Santander for each unit or ADSs of Santander Brasil (the “Exchange Ratio”).

The Exchange Ratio results from (i) the exchange ratio initially announced consisting of 0.70 shares of Banco Santander for each unit or Santander Brasil ADSs that was determined taking into account the closing price of the ordinary shares of Banco Santander and of a unit of Santander Brasil on the Spanish stock exchanges and on BM&FBOVESPA, respectively, on April 28, 2014 (last trading day prior to the announcement of the Offer) which was EUR 7.046 and BRL 12.74, respectively, as well as an Exchange Ratio of BRL 3.104 per euro on such date; and (ii) the application of the remuneration adjustment established in the report of the board of directors incorporated by reference to this Equivalent Document. Pursuant to this adjustment the Exchange Ratio has been set at 0.7152 shares of Banco Santander for each unit or Santander Brasil ADSs, since the holders of Santander Brasil Shares that may accept the Offer will not have the right to participate in the Santander Dividendo Elección program corresponding to the traditional second interim dividend of Banco Santander, which calendar was announced by means of a material fact on September 8 last.

1

THIS DOCUMENT IS A TRANSLATION OF AN ORIGINAL TEXT IN SPANISH. IN CASE OF ANY DISCREPANCY BETWEEN BOTH TEXTS, THE SPANISH VERSION WILL PREVAIL.

The Offer is made (i) in the United States, with respect to all of the holders of ordinary shares, preferred shares and units of Santander Brasil that are resident or have their domicile in the United States, as well as with respect to any holders of ADSs of Santander Brasil, irrespective of their place of residence, and (ii) in Brazil, with respect to any holders of ordinary shares, preferred shares or units of Santander Brasil. Technically, the Offer constitutes a separate offer in each country even though the terms of both are substantially equivalent.

The Transaction includes (i) the delivery to Banco Santander of the Santander Brasil Shares owned by the holders accepting the Offer, (ii) the capital increase of Banco Santander (that will be implemented through in-kind contributions) and (iii) the delivery of the newly-issued shares of Banco Santander to the holders of Santander Brasil Shares that accept the Offer represented in the form of ADSs or BDRs –Brazilian Depositary Receipts–, as applicable. To this end, the shares of the Bank have been accepted for trading, through BDRs, in the Stock Exchange of São Paulo (BM&FBOVESPA S.A. –Bolsa de Valores, Mercadorias e Futuros–).

In order to complete the Transaction, the following approvals of the shareholders’ meetings of Banco Santander and Santander Brasil were obtained:

(A)	Santander Brazil shareholders’ resolutions: Santander Brasil shareholders’ held a meeting on June 9, 2014 where they adopted the mandatory resolutions to implement the Transaction.

(B)	Banco Santander shareholders’ resolutions: the extraordinary general shareholders’ meeting held at second call on September 15, 2014 approved the six capital increases by in-kind contributions to which this Equivalent Document refers and pursuant to which will be issued the new shares of Banco Santander to be delivered as consideration for the Santander Brasil Shares received by Banco Santander to the holders of the Santander Brasil Shares.

In addition, as at the date of this Equivalent Document all the regulatory authorizations have been obtained and all other necessary conditions to close the Transaction have been fulfilled except for those that may be waived, fulfilled, or verified at a later point in time. The Transaction is scheduled to be closed during the last quarter of 2014.

According to Brazilian regulations on public offers, if upon the conclusion of the initial acceptance period of the Offer certain thresholds of acceptance are exceeded, during an additional period of 3 months the holders of the Santander Brasil Shares that did not accept the Offer can request the Bank to acquire their securities (the “Additional Period”). In relation to the above, in order to minimize the lapse of time between the request for acquisition by a holder of Santander Brasil Shares and the receipt of the shares of the Bank to which the holder is entitled, Banco Santander will settle the acquisition requests received during the Additional Period on, at least, 5 occasions (and, thus, every 20 calendar days, approximately).

On each of these settlements the Bank must issue the corresponding number of shares, unless it decides to settle the request by delivering treasury shares. For this reason, it may be necessary to increase the share capital of the Bank up to six times –one corresponding to the shares to be issued because of the acceptances during the initial acceptance period and the other five corresponding to the acquisition requests received during the Additional Period–.

To this end, the abovementioned extraordinary general shareholders’ meeting has approved six capital increases of a determinable amount, by issuing and accepting to trade newly-issued shares with a nominal value of half (0.5) a euro, expressly foreseeing for each case the possibility of an incomplete subscription.

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THIS DOCUMENT IS A TRANSLATION OF AN ORIGINAL TEXT IN SPANISH. IN CASE OF ANY DISCREPANCY BETWEEN BOTH TEXTS, THE SPANISH VERSION WILL PREVAIL.

In any event, the total number of shares that may be issued pursuant to the six capital increases may not exceed the maximum number of shares to be issued in the first of them (which is the number that would be issued if all Santander Brasil Shares not held by Grupo Santander accepted the Offer during the initial acceptance period). In particular, based on the Exchange Ratio, if all Santander Brasil Shares held by minority shareholders are tendered into the Offer, the maximum number of shares of the Bank that may eventually be issued would be 688,186,456 shares, representing approximately 5.741% of Banco Santander’s share capital as at the date of this Equivalent Document.

In accordance with the procedure approved by the extraordinary general shareholders meeting of the Bank and as described in the directors’ report which is incorporated by reference in this Equivalent Document, the issue price of each new share of the Bank issued as a consequence of the capital increases to which this Equivalent Document refers will be EUR 6.895 per share.

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units or ADSs of Santander Brasil that, applying the Exchange Ratio, result in a non-whole number of shares of Banco Santander, and that therefore would have the right to receive a fraction of a share of Banco Santander will not receive such fractions. The fractions of those shares will be aggregated and sold on the market and the net funds obtained from the sale will be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions. The amount that holders of Santander Brasil Shares will receive as a result of the sale of such fractions cannot be assured.

The capital increase resolutions also foresee the admission to trading of the newly-issued shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), the taking of any necessary or desirable steps and actions and the filing of the required documents with the competent bodies of the foreign stock exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico, New York – through ADSs– and São Paulo –through BDRs–), in order for the new shares issued under the relevant capital increase to be admitted to trading.

2.2. Documentation that constitutes the Equivalent Document

Pursuant to articles 26.1.c) and 41.1.b) of Royal Decree 1310/2005 of November 4, the issue and acceptance to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Automated Quotation System (Continuous Market) of the Banco Santander shares that will be delivered to the holders of Santander Brasil Shares as consideration for the Offer (including the Additional Period) do not require the publication of an informative prospectus so long as a document is provided that contains information that the CNMV considers equivalent to that contained in a prospectus, in accordance with the requirements of European Union law.

The information that the CNMV considers to be equivalent to that included in an informative prospectus is contained in the following documentation. Such documentation is incorporated herein by reference as it has been previously filed to register the material facts of the CNMV or is available on the corporate websites of the Bank (www.santander.com) and the CNMV (www.cnmv.es).

(A)	Corporate resolutions adopted under item one A, B, C, D, E and F of the agenda of the extraordinary general shareholders meeting held on September 15, 2014 (attached to the communication sent to the CNMV on September 15, 2014 number 210741 and which is available on the websites of the Bank and the CNMV). (This document was filed with the SEC on Form 6-K on September 15, 2014.)

(B)	Report issued by the board of directors of Banco Santander regarding the resolution proposals mentioned in paragraph (A) above (attached to the communication sent to the CNMV on October 16, 2014 number 212040 and which is available on the websites of the Bank and the CNMV). (This document was filed with the SEC on Form 6-K on October 16, 2014.)

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THIS DOCUMENT IS A TRANSLATION OF AN ORIGINAL TEXT IN SPANISH. IN CASE OF ANY DISCREPANCY BETWEEN BOTH TEXTS, THE SPANISH VERSION WILL PREVAIL.

(C)	Report issued by BDO Auditores, S.L., as independent expert appointed by the Commercial Registry, concerning the in-kind contributions consisting of the Santander Brasil Shares on the capital increases to which this Equivalent Document refers (attached to the communication sent to the CNMV on October 16, 2014 number 212040 and which is available on the websites of the Bank and the CNMV). (This document was filed with the SEC on Form 6-K on October 16, 2014.)

(D)	Document drafted in English sent by the Bank to the owners of Santander Brasil Shares in the framework of the Transaction known as “Offer to Exchange/Prospectus” filed with the U.S. Securities and Exchange Commission on September 18, 2014 (attached to the communication sent to the CNMV on October 16, 2014 number 212040 and which is available on the websites of the Bank and the CNMV). (This document was filed with the SEC on September 18, 2014 as a prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933.)

(E)	Translation into Spanish of certain parts of the document drafted in English mentioned in paragraph (D) above (attached to the communication sent to the CNMV on October 16, 2014 number 212040 and which is available on the websites of the Bank and the CNMV). (This document is a translation into Spanish of certain parts of the document filed with the SEC on September 18, 2014 as described in item (E) above.)

(F)	Share registration document of the Bank registered with the official registry of the CNMV on July 17, 2014 and which is available on the websites of the Bank and the CNMV.

In addition, the financial information of Banco Santander is available on its website and on the website of the CNMV. On the other hand, the financial information of Santander Brasil is available on its website, and on the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

This Equivalent Document includes the issue and acceptance to trading of the shares issued to cover the exchange of the Santander Brasil Shares that accept the Offer during the initial period as well as those that may be issued in any other of the five capital increases that may take place to cover the exchange of the acquisition requests that could take place in the following period of three months referred to as the Additional Period.

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Banco Santander, S.A.
P.p.

Mr. Francisco Javier Illescas Fernández-Bermejo

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 21, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President